UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.    1)*

XPONENTIAL FITNESS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98422X101

(CUSIP Number)

Anthony Geisler

LAG Fit, Inc.

6789 Quail Hill Parkway #408

Irvine, CA 92603

Telephone: (949) 346-9793

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS LAG Fit, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,523,188(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,523,188(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,523,188(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 83,330 shares of Class A Common Stock and (ii) 7,439,858 shares of Class B Common Stock (See Item 5).

1	NAME OF REPORTING PERSONS Anthony Geisler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,854,496(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,854,496 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,854,496 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(2)

Consists of Consists of: (i) 331,308 shares of Class B common stock held directly by Mr. Geisler, (ii) 83,330 shares of Class A Common Stock held by LAG Fit, Inc. and (iii) 7,439,858 shares of Class B common stock held by LAG Fit, Inc. (See Item 5).

EXPLANATORY STATEMENT

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the initial statement on Schedule 13D, filed on August 5, 2021 (the “initial Schedule 13D”) by the undersigned. This Amendment No. 1 amends the initial Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to add the following language:

The underwriters in the Issuer’s IPO exercised in part their option to purchase an aggregate of 904,000 shares of Class A Common Stock, resulting in additional net proceeds of approximately $10.12 million to the Issuer. The Issuer used $9.0 million of such net proceeds to purchase 750,000 LLC Units from Mr. Geisler at a price of $12.00 per share. In connection with such purchase, an equal number of shares of Class B Common Stock directly held by Mr. Geisler was cancelled.

Except as set forth in this Schedule 13D, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As a result of the consummation of the transactions described herein, as of the date hereof:

•

LAG Fit, Inc. directly owns (i) 83,330 shares of Class A Common Stock and (ii) 7,439,858 shares of Class B Common Stock, for an aggregate of 7,523,188 shares of Common Stock, representing approximately 12.5% of the Issuer’s issued and outstanding shares of Class A Common Stock and Class B Common Stock (collectively, “Common Stock”). LAG Fit, Inc. has shared dispositive and voting power over such shares. In addition, LAG Fit directly owns 7,439,858 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

•

As the sole director and stockholder of LAG Fit, Mr. Geisler may be deemed the beneficial owner of an aggregate of 7,523,188 shares of Common Stock held by LAG Fit. In addition, Mr. Geisler directly owns 331,308 shares of Class B Common Stock. Accordingly, Mr. Geisler beneficially owns an aggregate of 7,854,496 shares of Common Stock, representing approximately 13.0% of issued and outstanding shares of Common Stock, and Mr. Geisler has sole power to dispose and vote such shares. In addition, Mr. Geisler directly owns 2,029,256 LLC Units, each of which, subject to applicable vesting conditions, may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

The percentages of beneficial ownership reported herein are calculated based on a total voting power of 60,425,596 issued and outstanding shares of Common Stock, which consists of (i) 22,994,044 issued and outstanding shares of Class A Common Stock; (ii) 13,888,889 shares of Class A Common Stock issuable upon conversion of an aggregate of $200,000,000 of convertible preferred stock issued by the Issuer concurrently with the IPO at a conversion price of $14.40 per share; and (iii) 23,542,663 issued and outstanding shares of Class B Common Stock, as disclosed in the Prospectus. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Issuer’s stockholders for a vote.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2021

LAG FIT, INC.

By:	/s/ Anthony Geisler
Name:	Anthony Geisler
Title:	President

ANTHONY GEISLER

/s/ Anthony Geisler
Name: Anthony Geisler